SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2007
Commission File Number

(Exact name of registrant as specified in its charter)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Translation of Registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.885 • Fax: +352.226.056

CONTACT:

Guillermo Zuzenberg
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2007 FIRST HALF RESULTS

LUXEMBOURG - August 14, 2007 -- Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the six months ended June 30, 2007.

Highlights - First half 2007

•	Normalized EBITDA increased 20.1% to US$ 248.2 million from US$ 206.6 million a year earlier.
•	Soft drink volumes increased 14.8% to 5.7 million hectoliters.
•	Net sales increased 19% to US$ 621.2 million.
•	Net profit after tax increased 29.1% to US$ 100.2 million, or US$ 0.924 per share for the first half of 2007, compared to 77.6 million, or US$ 0.716 per share a year earlier.

Financial review - First half 2007

Beer volume sales increased to 8,496,000 hectoliters from 8,249,000 hectoliters a year earlier, due to improvements in Argentina, Bolivia and Uruguay; partially offset by volume declines in Chile and Paraguay. Volumes for soft drinks increased 14.8% to 5,692,000 hectoliters, reflecting a strong performance in both Argentina and Uruguay.

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Quilmes Industrial (Quinsa) S.A.
Page Two -- August 14, 2007

Domestic volume breakdown (thousands of hectoliters)

	Six months to
	June 30, 2007	June 30,2006
Argentina beer	5,472	5,362
Argentina CSD, and other beverages	5,437	4,731
Bolivia	1,337	1,160
Chile	319	339
Paraguay beer	979	1,035
Uruguay beer	340	322
Uruguay (CSD&W)	256	230

Exports & other, net	49	30

TOTAL	14,189	13,209

Net sales increased approximately 19% to US$ 621.2 million, from US$ 520.4 million in the first half of 2006. This was principally the result of higher pricing in Argentina (for both beer and soft drinks) and in Paraguay. Also contributing significantly to the increase in sales were the higher volumes for soft drinks in Argentina and for beer in Bolivia. The following is a breakdown of sales by business:

Revenues breakdown (millions of dollars)

	Six months to
	June 30, 2007	June 30, 2006
Argentina beer	231.5	208.5
Argentina CSD, and other beverages	167.3	133.1
Bolivia	82.5	66.6
Chile	22.1	22.2
Paraguay beer	72.1	62.2
Uruguay beer	22.0	18.8
Uruguay (CSD&W)	10.5	9.0

Other (net)	13.2	0.0

TOTAL	621.2	520.4

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Quilmes Industrial (Quinsa) S.A.
Page Three -- August 14, 2007

Gross profit increased to US$ 365.3 million from US$ 304.4 million a year earlier. This was largely the result of price increases in all of the Company’s markets and also of higher sales volumes in Argentina (particularly soft drinks) and Bolivia. These improvements allowed the Company to absorb increases in the cost of certain raw materials and inputs such as malt, cans and energy, as well as increases in the cost of labor, specifically in Argentina. Consolidated gross margin increased 0.3 percentage points to 58.8%, compared to 58.5% for the first half of 2006.

Selling and marketing expenses increased 16.7% to US$ 130.1 million, largely as a result of higher transportation and labor costs motivated by higher sales volumes and higher salaries, particularly in Argentina.

Administrative and general expenses increased 5.7% to US$ 22.3 million, principally as a result of higher labor expenses; partially offset by the achievement of administrative efficiencies. As a percentage of sales, they declined from 4.0% in 2006 to 3.6% in 2007.

Other operating expenses (net) were US$ 7.4 million compared to US$ 5.0 million in 2006. These expenses include provisions constituted to cover potential new municipal taxes in Argentina.

As a result of these variations, operating profit for the first half of 2007 increased to US$ 198.5 million, from US$ 159.1 million for the same period in 2006. Normalized EBITDA (that is, EBITDA before any income or expenses derived from the sale of fixed assets) increased 20.1% to US$ 248.2 million, from US$ 206.6 million in 2006.

Net interest expense decreased to US$ 12.7 million compared to US$ 17 million for the first half of 2006. This was the effect of a decrease in the Company´s net debt. Other non-operating expenses (net) slightly decreased to US$ 4.5 million for the first half of 2007, compared to US$ 4.9 million for the same period in 2006.

The charge for income tax increased to US$ 61.7 million in 2007, from US$ 43.1 million in 2006 due to higher profit before tax.

Net profit after tax increased approximately 29.1% to US$ 100.2 million, or US$ 0.924 per share, in 2007 from US$ 77.6 million, or US$ 0.716 per share, in 2006.

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Quilmes Industrial (Quinsa) S.A.
Page Four -- August 14, 2007

Total shareholders’ equity increased to US$ 735.3 million as of June 30, 2007 from US$ 572.0 million as of June 30, 2006. This was principally the result of accumulated profits for the twelve months to June 30, 2007. Minority interest increased US$ 10.3 million to US$ 84.2 million, from US$ 73.9 million on June 30, 2006, principally reflecting the minority shareholders’ proportion of the Company’s net income. The Company's net cash position - total cash and financial investments net of bank debt - was US$ 23.8 million as of June 30, 2007, compared to a US$ 128.0 million net debt position a year earlier. The net cash position for 2007 includes “Long-term financial investments” because they match certain long-term bank debt. The long-term portion of total bank debt was US$ 269.1 million, compared to US$ 256.4 million a year earlier.

Capital expenditures, excluding acquisitions, reached US$ 58.8 million during the first half of 2007 and US$ 48.9 million for the same period in 2006. A large part of these investments was related to the acquisition of bottles and crates, the purchase of coolers to be installed at points of sale and the expansion of capacity at some locations in Argentina (related to the divestiture of the Luján plant) and in Santa Cruz, Bolivia, necessary to cope with volume growth.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, increased 0.9% compared to the first half of 2006, reaching 5.5 million hectoliters. The Company’s market share was 73.3% for the first half of 2007, according to Nielsen, compared to 78.3% a year earlier, due to the divestiture of three brands, in accordance with anti-trust requirements.

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Quilmes Industrial (Quinsa) S.A.
Page Five -- August 14, 2007

Net revenues increased 11% to US$ 231.5 million for the first half of 2007, compared to US$ 208.5 million in 2006, reflecting the price increases introduced in January to catch-up with inflation. Thus, prices increased 10% in dollars compared to the first half last year. Higher volumes also contributed to the increase in revenues.

The combination of higher revenues and strong cost controls resulted in a much improved financial performance. Thus, despite increases in labor and transportation costs, principally the result of higher salary costs, and higher prices for some raw materiales, EBITDA increased 10.8% to US$ 107.1 million for the first half of 2007, or 46.3% over sales, compared to US$ 96.7 million for the same period in 2006.

Operating Highlights

	1H 2007	1H 2006
Total volumes (hectoliters) (“)	5,508,000	5,457,000
Net revenues (US$ mm)	231.5	208.5
Normalized operating profit (US$ mm)	88.5	76.0
Normalized EBITDA (US$ mm)	107.1	96.7
Normalized EBITDA margin	46.3%	46.4%

(*) These figures include exports and inter-company sales.

Soft Drinks: Volumes for soft drinks and other beverages increased 14.9% to 5,437,000 hectoliters, compared to the first half of 2006. This remarkable performance was the result of both market expansion and market share growth. The Company achieved a 30.0% share of the A-brand segment during the first half of 2007. The Company market share of the industry as a whole increased from 19.5% in 2006 to 20.7% in 2007. Market share growth was achieved as a result of several factors, including a better performance of the Pepsi brand, new product developments for the Pepsi and 7 UP brands, and an improved performance of the Company’s distributors in the soft drinks category.

Gatorade and H2Oh! also introduced some innovations. The H2Oh! brand, launched during the second half of 2005 to compete in the flavored beverages segment, continued to perform very well, adding new flavors and packages to its portfolio during the semester.

Net sales were US$ 167.3 million, compared to US$ 133.1 million in the first half of 2006. This was due to higher volume sales and a 9% increase in average prices measured in dollar terms.

Regarding the business’ financial performance, production costs increased during the first half of 2007 compared to the first half of 2006, principally due to higher production volumes. Labor costs increased as a result of higher salaries. Higher revenues, however, offset these effects, allowing for a remarkable 44.6% increase in normalized EBITDA, to US$ 29.5 million.

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Quilmes Industrial (Quinsa) S.A.
Page Six -- August 14, 2007

Operating Highlights

	1 H 2007	1 H 2006
Total volumes (SD&W, and functional beverages - in hl)	5,437,000	4,731,000
Net revenues (US$ mm)	167.3	133.1
Normalized operating profit (US$ mm)	19.0	11.5
Normalized EBITDA (US$ mm)	29.5	20.4
Normalized EBITDA margin	17.6%	15.4%

BOLIVIA:

Domestic volume sales increased 15.3% during the first half of 2007, reaching 1,337,000 hectoliters compared to 1,160,000 hectoliters for the same period in 2006. This performance reflects strong market growth, since market share remained virtually unchanged.

Net revenues increased 24.3% to US$ 82.8 million, as a result of the increase in both volumes and average prices. The latter increased approximately 7% in dollar terms, in line with inflation, as a result of regional price increases and improvements in the value chain. In terms of costs, higher production costs were motivated by an increase in raw material prices, labor and freight costs.

As a result of these actions, Normalized EBITDA increased to US$ 50.5 million from US$ 41.1 million a year earlier.

Operating Highlights

	1 H 2007	1 H 2006
Total volumes (hectoliters) (*)	1,357,000	1,174,000
Net revenues (US$ mm)	82.8	66.6
Normalized operating profit (US$ mm)	43.2	33.7
Normalized EBITDA (US$ mm)	50.5	41.1
Normalized EBITDA margin	61.0%	61.7%

(*) Includes exports and inter-company sales

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Quilmes Industrial (Quinsa) S.A.
Page Seven -- August 14, 2007

CHILE:

Quinsa’s domestic beer volumes decreased 5.4% to 319,000 hectoliters from 339,000 last year. The market remained flat while the Company had a slight market share decline. The Company strengthened its competitive position in the market with the launching of the Stella Artois brand, aimed at the important premium segment. It also introduced two dark beers under the Brahma brand.

Net revenues remained flat at US$ 22.1 million, compared to US$ 22.2 million last year. This was principally the result of higher sales prices offset by the decline in volumes. Average pricing increased approximately 6% in the first six months of 2007 compared to a year earlier.

In terms of costs, the Company was affected by the energy restrictions and higher prices for natural gas. Commercial expenses increased mainly as a result of the launching of the Stella Artois brand. As a result of these developments, EBITDA for the first half of the year declined to a negative US$ (4.1) million, compared to a negative US$ (2.5) million in 2006.

Operating Highlights

	1 H 2007	1 H 2006
Total volumes (hectoliters) (*)	319,000	339,000
Net revenues (US$ mm)	22.1	22.2
Normalized operating loss (US$ mm)	(6.0)	(4.1)
Normalized EBITDA (US$ mm)	(4.1)	(2.5)
Normalized EBITDA margin	(18.7)%	(11.5)%

(*) Includes exports and inter-company sales

PARAGUAY:

Domestic beer volumes were 979,000 hectoliters in the first half of 2007 compared to 1,035,000 hectoliters a year earlier. This decline was the result of a market contraction, although new competition from imports also contributed to this situation. Market share for the first six months of 2007 was 95.1%, according to CCR store audits.

In spite of this volume decline, net revenues increased 15.9% to US$ 72.1 million, principally as a result of higher pricing. Quinsa’s average price increased 22.7%, as a result of a 13% appreciation (on average) of the local currency, price increases introduced in September 2006 to cope with expected inflation, a better brand mix as Brahma continues to expand its share, and successful revenue management. These effects resulted in a 22.0% increase in normalized EBITDA to US$ 42.7 million.

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Quilmes Industrial (Quinsa) S.A.
Page Eight - August 14, 2007

Operating Highlights (beer business)

	1 H 2007	1 H 2006
Total volumes (hectoliters)	979,000	1,035,000
Net revenues (US$ mm)	72.1	62.2
Normalized operating profit (US$ mm)	39.1	32.0
Normalized EBITDA (US$ mm)	42.7	35.0
Normalized EBITDA margin	59.2%	56.2%

URUGUAY:

Beer: Domestic beer volume sales have continued to post solid growth, reaching 340,000 hectoliters during the first half of 2007, compared to 322,000 in 2006 while average prices increased 9.4%.

Soft drinks: Volumes for this business also posted very strong growth, increasing 11.5% compared to the first six months of 2006, and reaching 256,000 hectoliters. The business has benefited from the consolidation of the 1.25-liter glass returnable bottle, from a very good performance by the larger formats and from the launching of the H2Oh! Brand in two flavors during the second half of 2006.

Net revenues increased to US$ 32.5 million compared to US$ 27.8 million last year, principally due to an increase in soft drink and beer volumes and prices. Nevertheless, increases in raw materials, labor, advertising and freight costs resulted in a 6.3% decline in normalized EBITDA, reaching 9.0 million, compared to US$ 9.6 million in 2006.

Operating Highlights

	1 H 2007	1 H 2006
Total volumes (beer, hectoliters) (*)	353,000	331,000
Total volumes (CSD&W, hectoliters)	256,000	230,000
Net revenues (US$ mm)	32.5	27.8
Normalized operating profit (US$ mm)	6.4	7.6
Normalized EBITDA (US$ mm)	9.0	9.6
Normalized EBITDA margin	27.6%	34.3%

(*) Includes exports and inter-company sales

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Quilmes Industrial (Quinsa) S.A.
Page Nine - August 14, 2007

OTHER MATTERS

Conversion of A shares: During July, 2007 the Company received 1,388,530 class A shares from its minority shareholders, and delivered to them 138,853 class B shares in exchange. This was the result of Quinsa’s annual exchange program for shareholders. Having completed this exchange, the balance of the Company’s own shares held in Treasury as of the date of this release is the following:

Class A shares	19,042,353
Class B shares	1,647,230

Shares outstanding, net of Treasury stock, are:

Class A shares	611,341,810
Class B shares	47,259,863

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Américas - AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, the Company has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay AmBev and InBev brands. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

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Quilmes Industrial (Quinsa) S.A.
Page Ten - August 14, 2007

Quilmes Industrial (Quinsa) S.A. UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY (US. Dollars in millions, except per share amounts)

	Six months ended June 30th,
	2007	2006

Net sales	621.2	520.4
Cost of goods sold	(255.9)	(216.0)
Gross profit	365.3	304.4

Selling and marketing expenses	(130.1)	(111.5)
Administrative and general expenses	(22.3)	(21.1)
Goodwill amortization	(6.4)	(7.5)
Other operating expenses (net)	(7.4)	(4.9)
Normalized operating profit	199.2	159.4
Income (expense) from sale of fixed assets	(0.7)	(0.3)
Operating profit	198.5	159.1
Interest income	8.9	8.1
Interest expense	(21.6)	(25.1)
Foreign exchange differences	(0.6)	(1.5)
Other non-operating income (expense) net	(4.5)	(4.9)
Earnings (losses) before taxes & minority interest	180.7	135.8
Income taxes	(61.7)	(43.1)
Minority interest	(18.8)	(15.1)

Net income (loss)	100.2	77.6

Net income (loss) per share	0.924	0.716
Net income (loss) per ADR	1.848	1.432

Depreciation and amortization	49.0	47.2
Normalized EBITDA	248.2	206.6
Normalized EBITDA margin	40.0%	39.7%

Quilmes Industrial (Quinsa) S.A.
Page Eleven - August 14, 2007

Quilmes Industrial (Quinsa) S.A. UNAUDITED GEOGRAPHIC INFORMATION - SUMMARY (US. Dollars in millions)

	Six months ended June 30th,
	2007	2006
NET SALES

Argentina (beer)	231.5	208.5
Argentina (CSD & other)	167.3	133.1
Bolivia	82.5	66.6
Chile	22.1	22.2
Paraguay (beer)	72.1	62.2
Uruguay	32.5	27.8
Interarea sales and other adjustments	13.2	0.0

Total	621.2	520.4

	Six months ended June 30th,
	2007	2006
Normalized EBITDA

Argentina (beer)	107.1	96.7
Argentina (CSD & other)	29.5	20.4
Bolivia	50.5	41.1
Chile	(4.1)	(2.5)
Paraguay (beer)	42.7	35.0
Uruguay	9.0	9.6

Other	13.5	6.3

Total	248.2	206.6

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Quilmes Industrial (Quinsa) S.A.
Page Twelve - August 14, 2007

Quilmes Industrial (Quinsa) S.A. UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY (US. Dollars in millions)

	As of June 30th,
	2007	2006
ASSETS
Cash, Cash Equivalents and Government Securities	333.3	192.9
Inventories	100.8	92.8
Accounts receivable	38.0	28.0
Other Current Assets	48.1	39.1
Total Current Assets	520.2	352.8
Property, Plant and Equipment, Net	634.9	611.8
Goodwill and other intangible assets	326.6	333.9
Long term financial investments	125.4	39.4
Other Assets	108.6	73.2
Total Assets	1,715.7	1,411.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	165.8	103.9
Long-Term Bank Debt	269.1	256.4
Other Liabilities	461.3	404.9
Total Liabilities	896.2	765.2
Minority Interest	84.2	73.9
Shareholders’ Equity	735.3	572.0
Total Liabilities and Shareholders Equity	1,715.7	1,411.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2007	By:	/s/ GUSTAVO LUIS CASTELLI

GUSTAVO LUIS CASTELLI Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.